UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2025 (Report No. 5)

Commission File Number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

As previously reported in a Report of Foreign Private Issuer on Form 6-K on February 27, 2025, SciSparc Ltd. (the “Company”) entered into securities purchase agreements with certain investors (the “Investors”), dated February 25, 2025, pursuant to which the Company agreed to sell and issue to the Investors convertible debentures (the “Debentures”) in the aggregate principal amount of $4.2 million (the “Subscription Amount”), which are convertible into the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), at a purchase price equal to 95% of the Subscription Amount.

In August 2025, certain of the Investors submitted to the Company notices of conversion (the “Conversion Notices”) to convert outstanding principal and accrued interest of the Debentures, pursuant to which the Company issued an aggregate of 999,528 Ordinary Shares to such investors. Following the issuances made by the Company pursuant to the Conversion Notices, as of the close of business on August 28, 2025, the Company had 1,622,273 Ordinary Shares issued and outstanding.

As of the close of business on August 28, 2025, an aggregate principal amount of $175,000 of the Debentures remains outstanding.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-248670 and 333-255408) and on Form S-8 (File Nos. 333-278437, 333-225773 and 333-286791) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: August 29, 2025	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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